UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number 001-38752

360 Finance, Inc.

(Translation of registrant’s name into English)

7/F Lujiazui Finance Plaza

No. 1217 Dongfang Road

Pudong New Area, Shanghai 200122

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

360 Finance Amended 2019 Share Incentive Plan

The board of directors (the “Board”) of 360 Finance, Inc. (“360 Finance” or the “Company”) approved the amendment of its 2019 Share Incentive Plan (the “2019 Plan”) on August 23, 2020, effective on August 23, 2020.

The Section 3.1(a) of the original 2019 Plan reads, “Subject to the provisions of Article 9 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) is 1.0% of the total number of the issued and outstanding Shares on January 1, 2019, plus an annual increase on the first day of each of the fiscal years of the Company during the term of this Plan commencing with the first fiscal year beginning January 1, 2020, by (i) an amount equal to 1.0% of the total number of the then issued and outstanding Shares or (ii) such fewer number of Shares as may be determined by the Board.”

Pursuant to the resolutions passed in meeting of the Board on August 23, 2020, effective on August 23, 2020, the Section 3.1(a)  of the 2019 Plan was amended by replacing the Section 3.1(a) entirely as follows “(a) Subject to the provisions of Article 9 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) is 17,547,567 Shares, and an annual increase on the first day of each of the four consecutive fiscal years of the Company commencing with the fiscal year beginning January 1, 2021, by (i) an amount equal to 1.0% of the total number of the then issued and outstanding Shares or (ii) such fewer number of Shares as may be determined by the Board.” The rest of provisions of the 2019 Plan will remain in full force and effect.

The initial maximum number of shares issuable pursuant all share awards after the amendment under the 2019 Plan was calculated by adding (i) 1.0% of issued and outstanding shares of the Company as of January 1, 2019, and (ii) 5.0% of issued and outstanding shares of the Company as of January 1, 2020. The maximum number of shares issuable pursuant to all share awards under the 2019 Plan will not increase annually between 2025 and 2028 as contemplated under the original 2019 Plan after the amendment.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

360 Finance, Inc.

	By:	/s/ Alex Xu
	Name:	Alex Xu
	Title:	Chief Financial Officer
Date: August 24, 2020

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